UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 31, 2013
Commission File Number 001-33434
CREDIT SUISSE AG

(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Explanatory note
This report on Form 6-K is filed solely to supplement the Credit Suisse Financial Release 3Q13, which was filed in our report on Form 6-K on October 24, 2013, primarily to include further disclosures on fair valuations and, in connection with the condensed consolidated financial statements, further disclosures on (i) investment securities, (ii) loans, allowance for loan losses and credit quality, (iii) long-term debt, (iv) accumulated other comprehensive income, (v) offsetting of financial assets and financial liabilities, (vi) tax, (vii) derivatives and hedging activities, (viii) guarantees and commitments, (ix) transfers of financial assets and variable interest entities, (x) fair value of financial instruments, and (xi) assets pledged and collateral, and the review report from Credit Suisse's independent registered public accounting firm.
This report on Form 6-K (including the exhibits hereto) is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-180300).

Exhibits
No. Description

99.1 Credit Suisse Financial Report 3Q13

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG

 (Registrant)

Date: October 31, 2013

By:

/s/ Brady W. Dougan

Brady W. Dougan

Chief Executive Officer

By:

/s/ David R. Mathers

David R. Mathers

Chief Financial Officer